Exhibit 99.4

Director’s Interests in the Ordinary Shares of Cable and Wireless plc (“the Company”)

The Company was notified on 8 March 2005 that on the same day the following Director purchased Ordinary Shares in the Company at a price of 130.75 pence per share under the Cable & Wireless Share Purchase Plan:-

Rob Rowley – 95 Ordinary Shares